Stahl & Zelmanovitz	747 Third Avenue New York, NY 10017 (212) 826-6363	Fax: (212) 826-6402

VIA EDGAR	December 28, 2009
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C. 20549-7010
Attention: H. Roger Schwall, Assistant Director
Re:	NGAS Resources, Inc.
Form 10-K for the Fiscal Year ended December 31, 2008 — Filed March 12, 2009
Form 10-Q for the Fiscal Quarter ended June 30, 2009 — Filed August 4, 2009
Schedule 14A — Filed April 29, 2009 File No. 0-12185
Ladies and Gentlemen:
     This correspondence is provided on behalf of NGAS Resources, Inc. (the “Company”) in response to the staff’s comment letter dated November 2, 2009 (the “Comment Letter”) from its review of the captioned periodic reports and proxy statement. The following responses are keyed to the numbered paragraphs in the Comment Letter, which are quoted in italics for convenience. Responses that include proposed disclosures in future periodic reports and proxy statements to address issues raised in the Comment Letter and the staff’s prior comment letter dated August 31, 2009 (the “Prior Comment Letter”) are marked to show changes from historical disclosures.
Form 10-K for the Fiscal Year Ended December 31. 2008
Financial Statements
General
1.	We have consulted with the Division’s Office of Chief Accountant regarding your accounting for interests in limited partnerships and beneficial conversion features and believe that you will need to amend your Form 10-K for the Fiscal Year Ended December 31. 2008 and the subsequent interim reports on Form 10-Q to restate your financial statements as described in the following comments 2 and 3.

Please provide your correction disclosures in a note to your financial statements, reconciling the as previously reported to the restated amounts, and consistent with the guidance of paragraph 26 of SFAS 154. Any columns or rows including restated amounts should be labeled as such. Please also include a brief explanatory note in the forepart of the filing, identifying the reason for the amendment and directing readers to those sections of the document where further details are provided. Please endure that your auditors are aware of the guidance in AU § 12, pertaining to circumstances under which explanatory language will need to be added to the audit opinion.
Response to Comment No. 1
     Based on our discussions with members of the staff and the OCA, we understand that the Company’s historical financial statements will not require any restatement to fully consolidate its drilling partnerships, as requested in Item 2 of the Comment Letter. This determination reflects the impracticability of obtaining GAAP financial statements and the underlying oil and gas reserve audits for 39 separate limited partnerships sponsored by the Company since 1996.

Stahl & Zelmanovitz
Securities and Exchange Commission
Division of Corporation Finance
December 28, 2009

     With the exception of the amendments to the Company’s quarterly reports for the 2009 interim periods addressed in our response to Item 3 of the Comment Letter, we believe the other issued raised in the Comment Letter and the Prior Comment Letter will be adequately addressed by responsive disclosure in future periodic reports and proxy statements, without requiring any amendment to the Company’s annual report on Form 10-K for the year ended December 31. 2008 (the “2008 10-K”). Accordingly, the proposed responsive disclosure in our letter dated September 16, 2009 referencing a Form 10-K/A for 2008 will instead be included in the Company’s annual report on Form 10-K for the year ending December 31, 2009 and subsequent periodic reports.
Note 1 — Summary of Significant Accounting Policies, page F-8
(b) Basis of Consolidation, page F-8
2.	We note your response to prior comment 3, explaining that you have substantive control of all activities associated with the drilling programs, at both the investment partnership and operating partnership levels, also providing details about your drilling program limited partnerships (LPs) which demonstrate that unit holders have no substantive kick out rights and no rights to participate in investment partnership management, although concluding that as a result of these provisions you believe proportionate consolidation of these LPs is appropriate and that full consolidation is not required under EITF 04-5.

We do not follow the logic expressed in your reply as the guidance in EITF 04-5 requires full consolidation when limited partners have no substantive kick out rights and no substantive participating rights, which you have asserted to be the case. Therefore, you have not overcome the presumption that you control the LPs and accordingly we expect you will need to fully consolidate these LPs pursuant to the guidance in EITF 04-5.
Response to Comment No. 2
     We understand that the Company’s use of proportionate consolidation to account for its interests in drilling partnerships managed by its operating subsidiary, Daugherty Petroleum, Inc. (“DPI”), is dependent on overcoming the presumption of control by DPI at both the investment partnership (“LP”) and operating partnership (“JV”) levels under ASC 810-20, Consolidation — Control of Partnerships and Similar Entities (formerly EITF 04-5). To ensure the continued use of proportionate consolidation on a prospective basis in accordance with that guidance, the following measures will be completed by year-end for each LP that currently requires a supermajority or majority-in-interest vote of its investors (“Unitholders”) for removal of DPI as managing general partner of the LP and associated JV (each, a “Prior Program”):
•	DPI will amend the agreement of limited partnership of the LP for each Prior Program (collectively, “Partnership Agreements”) to reduce the voting threshold required for Unitholders to remove DPI without cause as managing general partner of the LP and the JV from the current 75% supermajority requirement to either a majority-in-interest (based on ownership) or a simple majority (based on head count) of the Unitholders (the “Amendments”); and

•	DPI will provide the Unitholders of each LP with written notice of the Amendment, including an appropriate explanation for its adoption.

Stahl & Zelmanovitz
Securities and Exchange Commission
Division of Corporation Finance
December 28, 2009

     The Company considered all relevant legal, accounting and factual issues in determining that the enhanced voting rights can be timely implemented to effectively provide “substantive kick-out rights” in Prior Programs that will satisfy the criteria of ASC 810-20-25 (formerly paragraph 7 of EITF 04-5). These considerations are summarized below.
•	DPI has the authority to implement the Amendment on behalf of the LP in each of the Prior Programs under the existing provisions of its Partnership Agreement, which provide DPI with the following powers at the LP level (referred to in the Partnership Agreements as the “Partnership”) and the JV level (referred to in the Partnership Agreements as the “Program”):
     “Specific Rights and Powers of the Managing General Partner. In addition to any other rights and powers that the Managing General Partner may possess under this Agreement, the other Program Agreements and applicable law, the Managing General Partner shall, except to the extent otherwise provided herein, have all specific rights and powers required or appropriate to its management of the Partnership’s business, which include the rights and powers to . . .[e]nter into any amendments to the Program Agreements, in the name and on behalf of the Partnership, to the extent deemed necessary or desirable to protect or further the best interests and purposes of the Partnership.”
•	The Partnership Agreements currently provide for removal of DPI under the following provisions, which will be modified by the Amendments to read as follows, with the modifications marked to show the changes added by the Amendments:
     “7.2 Removal of the Managing General Partner. At any time, a Majority in Interest of the Unitholders or the holders of at least 50% of the Units then outstanding (a “Simple Majority”) may propose that DPI ~~the Managing General Partner~~ be removed, with or without cause. Within 30 days after receipt of any such proposal, the Managing General Partner shall call a meeting of all Unitholders for the purpose of voting on the proposal. At the meeting, the Unitholders, upon the affirmative vote of either a ~~Supermajority~~ Majority in Interest or a Simple Majority of the Unitholders, may remove the Managing General Partner and continue the business of the Partnership and the Program with a substitute managing general partner of the Partnership and substitute manager of the Program, provided that ~~the Managing General Partner~~ DPI shall not be removed as operator of the Project Wells and shall receive, upon and as a condition to its removal, in exchange for its interest in the Partnership and the Program, an undivided working interest in the Project Wells equal to the DPI Position therein, reflecting its Proportionate Share in the Partnership and the Program,, including its reversionary interest under the Program Agreement.”
     The term “Majority-in Interest” is currently defined in the Partnership Agreements as “the Unitholders, at the time of a Unitholder vote, holding at least a majority of the outstanding Units held by all the Unitholders.” To satisfy the requirements ASC 810-20-25-8 and the related voting mechanics discussed in paragraphs 13 and 16 of ASC 810-20-55, the new voting threshold will be met by either a Majority in Interest or by a Simple Majority, as defined in the Amendments.
     In concluding that these modified kick-out rights are “substantive,” the Company determined that there are no significant barriers to their exercise that could be disqualifying factors in overcoming the presumption of control under paragraphs 8 or 9 of ASC 810-20-25. The analysis included the following considerations.
•	The are no timing limitations or other conditions under the Programs Agreements that would make

Stahl & Zelmanovitz
Securities and Exchange Commission
Division of Corporation Finance
December 28, 2009

it unlikely that the kick-out rights could be exercised.

•	The Partnership Agreements provide the following procedures for the exercise of voting rights. They are consistent with the Uniform Revised Limited Partnership Act, as adopted in the Commonwealth of Kentucky, where the Prior Programs are organized. The Company has determined that these procedures provide a reasonable and customary mechanism for the exercise of kick-out rights, as modified by the Amendments.
     “Meeting of Partners. Either DPI or the Unitholders holding not less than a Majority in Interest of the Units then outstanding may, by written notice to the Partners, call for a meeting of the Partners to consider the adoption of an amendment to this Agreement or any other action set forth in the notice. The notice shall state the purpose of the meeting specifying a reasonable time and place and a date, not less than 30 days nor more than 60 days thereafter, at which the meeting shall be held. Whenever, by any provision of the Kentucky Act or this Agreement, the vote of the Partners at a meeting thereof is required or permitted to be taken in connection with any matter or action, the meeting may be dispensed with if a consent in writing, setting forth the action so taken, shall be signed by the Partners whose affirmative votes would be sufficient to determine the outcome of the matter or action at a meeting of the Partners.”
•	Unitholders seeking to exercise voting rights currently have access to LP records under the following provisions of the Partnership Agreements. These records include a listing of the names and addresses of the Unitholders.
     “Right to Examine Partnership Records. Each Unitholder, upon reasonable prior notice to the Managing General Partner, shall have the right to examine the books and records of the Partnership at its principal address during regular business hours and to make reasonable inquiries about the business and affairs.”
•	There are no financial penalties or unusual operational barriers under the Partnership Agreements that would act as a disincentive for exercising removal rights.

•	There are numerous operators in the southern portion of the Appalachian Basin, where the Prior Programs’ wells are concentrated, that could replace DPI in the event of its removal as managing general partner.
     In addition to adopting the Amendments for the Prior Programs, the Company will adopt conforming kick-out rights for investors in future drilling partnerships sponsored by DPI. The Company will also expand the disclosures in future periodic reports on the use of the proportionate consolidation to account for its interests in managed drilling partnerships. This will include an explanation of the accounting principles codified in ASC 810-20.
Note 8 — Long Term Debt, page F-12

3.	We note your response to prior comment 4, indicating that you accrete the beneficial conversion feature (BCF) recognized when you originally issued the 6% convertible notes on December 14, 2005 on a straight line basis from the issuance date to the stated redemption date, and record the accretion as a debit to contributed surplus. We believe that you need to record the BCF accretion as a debit to interest expense rather than to equity using the effective yield method to comply with

Stahl & Zelmanovitz
Securities and Exchange Commission
Division of Corporation Finance
December 28, 2009

paragraph 9 of EITF 98-5.

We further note your response indicating that you did not record a BCF when your note conversion price was changed from $14.34 to $12.94 in conjunction with your issuance of 4.2 million common shares in November 2007, reasoning that if you were to follow the guidance in paragraph 23 of EITF 00-27 this would result in a $3.6 million BCF which would be recorded as a reduction in the carrying amount of the notes. You express concern with this prospect due to the low probability of a conversion event.

While we understand that the magnitude of the adjustment to the conversion price may not be sufficient to result in conversion, we believe that you should nonetheless follow generally accepted accounting principles that have been established and which govern the accounting for such modifications.

Please revise your accounting to reflect recognition of the BCF and the accretion to interest expense in accordance with paragraphs 23 to 25 of EITF 00-27 for applicable financial statement periods presented. Disclose the amount of the BCF offset, how the amount is determined, and the period over which the accretion to interest expense occurs, namely from the date of the conversion price adjustment to the stated redemption date.
Response to Comment No. 3
     Based on the revised guidance of EITF 07-5, the Company understands that the embedded conversion feature of its 6% notes should have been bifurcated from the notes and treated as a derivative liability under SFAS 133, beginning January 1, 2009. In reaching this conclusion, the Company evaluated the weighted average anti-dilution and settlement provisions of the notes to determine that the embedded feature is no longer considered to be indexed to its own stock under the revised guidance.
     The Company also understands that the initial application SFAS 133 under the transition provisions of EITF 07-5, should be reflected as a cumulative effect adjustment to shareholders’ equity at January 1, 2009, to be recorded as a derivative liability at fair value and thereafter marked to market at the end of each reporting period based on changes in that fair value. In accordance with the EITF, the initial cumulative effect adjustment will be based on the amounts that would have been recognized if the change in accounting principles had been applied from the issuance date of the notes. The fair value of the embedded derivative on each measuring date will be determined using a combination of equity-linked pricing models underlying the MONIS convertible bonds software system, which gives effect to all relevant variables and inputs, including the anti-dilution adjustments to the conversion price of the notes following the Company’s equity raises in November 2007 and August 2009.
     As discussed with the staff, the Company will file a current report on Form 8-K with appropriate Item 4.02 disclosures and separate 10-Q/A reports to restate its interim financial statements and MD&A to reflect the adoption of EITF 07-5 as of January 1, 2009, including an appropriate explanation of the error correction. Subject to any further comments from the staff on these issues, the Company expects to complete these filings by year-end.

Stahl & Zelmanovitz
Securities and Exchange Commission
Division of Corporation Finance
December 28, 2009

Engineering Comments
Supplementary Oil and Gas Reserve Information, page F-19
4.	We have reviewed your response to prior comment 20 concerning various revisions to your oil and gas reserves. You refer to your response to prior comment 18 for information about the extent of revisions due to price changes and due to performance changes for each period. However, in your response to prior comment 18, you only specify the revisions due to price changes associated with undeveloped reserves for 2008, with no acknowledgement of any changes to developed reserves due to either price changes or performance changes. For 2007 you indicate there was a 27% reduction in Leatherwood due to performance changes but these were offset by positive revisions due to commodity prices but you did not say how much positive revisions this included. For 2006 you do not elaborate on the quantity of revisions due to price changes or performance changes. We re-issue prior comment 20.
Response to Comment No. 4
     In addition to the disclosure proposed in our responses to Items 18 and 20 of the Prior Comment Letter, the Company proposes to add a table with an explanatory introduction to its supplementary oil and gas reserve information in the notes to its consolidated financial statements in future annual reports. Based on its reported reserve data at year-end 2008, the introductory paragraph and table would read as follows:
     The revisions to previous estimates of proved reserve quantities at the end of each year presented in the consolidated financial statements reflect a combination of performance variables and changes in the year-end commodity prices and costs used in the reserve evaluations. The following table shows the positive or negative revisions from price changes and performance variables. A summary of the performance variables and the reserve additions for each reporting period is provided after the table. Year-end commodity prices used for the reserve estimates are provided in Note 20(c).

Revisions to previous	Natural Gas (Mmcfe)			Crude Oil and NGL (Mbbls)
reserve estimates:	2008	2007	2006	2008	2007	2006
Price related	(5,494)	(16,685)	(7,096)	(435)	20	(13)
Performance related	(42,565)	4,025	12,826	2,481	71	176

Total	(48,059)	(12,660)	5,730	2,046	91	163

Schedule 14A filed April 29, 2009
General
5.	Regarding the comments that follow for the Schedule 14A filed April 29, 2009, please confirm in writing that you will comply with comments in all future filings, and provide us with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Stahl & Zelmanovitz
Securities and Exchange Commission
Division of Corporation Finance
December 28, 2009

Response to Comment No. 5
     The Company’s future filings on Schedule 14A will comply with the staff’s comments in the Comment Letter and the Prior Comment Letter. Examples of the proposed forms of responsive disclosures to address issues raised in the Prior Comment Letter were provided in our correspondence dated September 16, 2009, and the proposed forms of responsive disclosures to the following issues raised in the Comment Letter are provided below.
Compensation Discussion and Analysis, page 7
6.	We note your response to our prior comments 8 and 9. Please discuss the purpose of the peer group comparison. In particular, disclose whether the comparison in the past has resulted or in the future could result in a change to the amount paid to a particular named executive officer if it revealed a disparity between your compensation committee’s determination and the peer group mid range. If a disparity could result in an adjustment, please revise your disclosure to indicate that the company uses the peer group comparison as a means to benchmark.
Response to Comment No. 6
     Historically, peer group comparisons have not resulted in any adjustments to the compensation committee’s determinations on the amount or mix of compensation paid to any of the Company’s named executive officers. In view of the limited role assigned to peer group comparisons in validating the competitiveness of the Company’s executive compensation packages, comparator group data would also be expected to have no direct impact on the compensation levels to be established for a particular named executive officer in future periods, even if the data were to show disparities between the compensation committee’s determination and the mid-range of base salaries and bonus payouts for the comparator group. The Company proposes to address these points in future proxy statements by adding the following redlined calcifications to the responsive disclosure proposed in our responses to Items 8 and 9 of the Prior Comment Letter:
     Allocation Among Compensation Elements. In determining executive compensation for the year, the committee considers the total amount to be paid or earned by each officer from all forms of compensation. The size and proportion of each element is based primarily on an assessment of individual and company performance in the prior year and the company’s operating budget in the current year. Generally, the level of incentive compensation, both variable pay and equity based, increases as a percentage of total compensation in relation to an executive officer’s responsibilities within the company. We believe it is appropriate to expose a significant part of executive compensation to performance risk, depending upon seniority. Since our business is subject to a high degree of commodity price volatility that can affect the market price of our common stock in either direction, we do not include stock price levels among our performance criteria. In allocating among compensation elements, however, we do consider prior equity based incentive awards and current stock and stock option holdings by our senior management.
     To validate the competitiveness of our executive compensation packages, we also consider publicly available executive compensation data from a mix of comparably sized exploration and production companies. Although we review all components of their reported compensation programs, based on their prior year’s proxy statements, we generally focus on a tally of their executive base salaries and cash payouts, without regard to equity based

Stahl & Zelmanovitz
Securities and Exchange Commission
Division of Corporation Finance
December 28, 2009

compensation, in view of wide variations in the mix of compensation elements among these companies and the lack of uniformity in their equity based programs. In addition, because the committee uses peer group comparisons solely as an end point to validate our market competitiveness, any disparities between the committee’s determinations and the mid-range of peer group payouts have not resulted in any changes to the amounts or mix of compensation paid to our named executive officers. See “Compensation Related Policies — Role of Peer Group Comparisons.”
* * *
     Role of Peer Group Comparisons. We do not utilize outside consulting services or use any particular analytical tools, “benchmarking” or other strict formulas to establish our executive compensation levels or components by comparison to other companies. To validate the competitiveness of our executive compensation program, however, we review and consider publicly reported data from our industry sector at least annually. We focus on market data from a mix of comparably sized, publicly held exploration and production (E&P) companies that may compete for executive talent or otherwise affect the expectations of E&P participants and investors on executive pay. For our [2009] review, this “peer” group consisted of the following companies:
•	[ 2009 comparator companies ]

•	[ To be determined ]

•	[ ]

•	[ ]
     In designing our executive compensation program, the compensation committee of our board considers comparator group data as an end point to validate the competitiveness of the company’s program, not as a starting point for determining the appropriate amounts or mix of compensation elements, which vary widely within this peer group. For that reason, the committee generally focuses on a tally of their reported base salaries and bonus payouts. Based on data from their [2008] proxy statements reviewed by the committee in its validation process, the tallies of these cash compensation components for [2007] averaged approximately [$628,000] for their chief executive officers, [$337,000] for their chief financial officers and [$359,000] for their other named executive officers. Our 2009 executive payouts of these components were within the mid-range of these reported peer group averages, supporting the committee’s determination that our executive compensation program remains competitive under prevailing market conditions. Although we expect peer group comparisons to continue playing a role in gauging the competitiveness of our executive compensation packages, any disparities between the committee’s determinations and the mid-range of peer group payouts in future periods is not expected to directly impact the amounts or mix of compensation paid to our named executive officers.
Certain Relationships and Related Transactions, page 17
7.	We note your response to our prior comment 14. Confirm that since 2002 there have been neither any changes to the terms nor any additional advances, if true. Also be sure to disclose all the information identified in the second and third bullet points of prior comment 14.

Stahl & Zelmanovitz
Securities and Exchange Commission
Division of Corporation Finance
December 28, 2009

Response to Comment No. 7
     On behalf of the Company, we confirm that since 2002 there have been no changes to the terms of outstanding loans or any additional loans by the Company to its executive officers. The Company will include imputed interest on the outstanding loans under the Summary Compensation Table in its future proxy statements, together with the following explanatory disclosure in note 2 to the table and the following added disclosure in the introductory paragraph under the caption “Certain Relationships and Related Transactions.”
•	Reflects imputed interest on outstanding loan balances, based on an assumed floating interest rate of 1% above prime. The loans receivable from officers totaled $171,429 at December 31, 200_ and have not been reduced significantly over the last several years. See “Certain Relationships and Related Transactions.”
* * *
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
     The following table shows the amounts owed to the company for unsecured loans to three of our named executive officers as of December 31, 200_. The loans were made in various increments during the period from 1998 through 2002. No specific repayment terms were established for the loans, which are unsecured and non-interest bearing, and no significant repayments of the outstanding balances have been made in recent years. See “Executive Compensation — Summary Compensation Table.”
Undertakings
     In connection with the review process, we acknowledge on behalf of the Company that (a) it is responsible for the adequacy and accuracy of the disclosure in its filings under the Exchange Act, (b) comments from the staff of the Commission or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to those filings, and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We appreciate your consideration of these responses and your cooperation throughout the review process.

Yours very truly
/s/ Douglas Stahl

cc:	NGAS Resources, Inc.
Hall, Kistler & Company, LLP
Wright & Company, Inc.